

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2012

Via E-mail
Manroop Singh Jhooty, President
Merrill Lynch Depositor, Inc.
One Bryant Park
New York, New York 10036

> **Re:** **Merrill Lynch Depositor, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 15, 2012**
> **File No. 333-182150**

Dear Mr. Jhooty:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Supplement

Matters under the Dodd-Frank Wall Street Reform and Consumer Protection Act, page S-25

1. We note that each prospectus supplement includes a risk factor that discloses the limitations of the issuer or sponsor related to a review of the assets. Please include disclosure in the main body of each prospectus supplement that discloses the nature of the review of the assets conducted, including whether the issuer of any asset-backed security engaged a third party for purposes of performing the review of the pool assets and that your review complies with Rule 193 of the Securities Act. See Item 1111(a)(7) of Regulation AB and Rule 193 of the Securities Act.

Item 17. Undertakings, page II-2

2. We note that your undertaking under (c)(3)(i) on page II-4 states that "for each prospectus filed by the registrant pursuant to <u>Rule 430B</u> shall be deemed…"(emphasis added) Please revise this undertaking to make it consistent with Item 512(a)(5)(i)(A) of Regulation S-K, which states, in part, "for each prospectus filed by the registrant pursuant to <u>Rule 424(b)(3)</u>" (emphasis added) or tell us why it is not appropriate for you to do so.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Errett at (202) 551-3225 or me at (202) 551-3313 with any questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel

cc: Michael A. Mazzuchi, Esq.
        Gleary Gottlieb Steen & Hamilton LLP